NEWS RELEASE
BROOKFIELD PROPERTIES’
BAY ADELAIDE CENTRE DEVELOPMENT TO
BE BUILT TO LEED GOLD STANDARD
Green Features, Sustainability Top Priorities at
2.6 Million Square Foot Project in Toronto CBD
TORONTO, October 2, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX), today announced that the 2.6 million square foot Bay Adelaide Centre development in Toronto’s financial core will be built to a Leadership in Energy and Environmental Design (LEED) Gold standard, as specified by the Canada Green Building Council (CaGBC). The LEED Green Building Rating System is the internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality.
In achieving a LEED Gold standard, the entire Bay Adelaide Centre complex will produce an estimated 40% energy savings relative to other buildings built to the Canadian Model National Energy Code, and will feature state-of-the-art operating and life safety systems, including:
•	Lighting occupancy sensors;
•	Enhanced indoor air quality;
•	Low emitting materials;
•	Optimization of energy performance;
•	Indoor water use reduction features;
•	Rain water collection system;
•	Bicycle storage and changing rooms.
“With this project, Brookfield Properties is helping lead the way for high-performing, socially-conscious developments that will benefit our tenants, employees, communities and the environment,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “Brookfield is committed to environmental sustainability in all of our new developments.”
“Our goal is to provide office space of the highest quality for our tenants while reducing their operating costs which is why we’ve made energy efficiency a top priority,” said Tom Farley, President and COO, Canadian Commercial Operations for Brookfield Properties. “Our hope is that this project will serve as a model for 21st century commercial development.”

Construction on the development commenced in July 2006, and KPMG and Goodmans LLP have signed on as anchor tenants for the project’s first phase — Bay Adelaide Centre West Tower — which is scheduled for completion in July 2009. Comprising approximately 1.1 million square feet, the 50-storey tower is the first new development in Toronto’s financial core since Brookfield Place was completed in 1992. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 111 office properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 15 million square feet of high-quality, centrally located development properties in its major markets. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 29 commercial properties totaling 19.5 million square feet and five development projects totaling 5.6 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.